Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006
Numerator:
Net Income	$3,818,091	2,750,581	$8,018,868	$9,364,691
Denominator:
Denominator for basic earnings per share-weighted-average shares	11,167,556	11,026,439	11,110,724	10,857,121
Effect of dilutive securities:
Employee stock options	35,179	194,677	38,140	136,451
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,202,735	11,221,116	11,148,864	10,993,572
Basic earnings per share	$0.34	$0.25	$0.72	$0.86
Diluted earnings per share	$0.34	$0.25	$0.72	$0.85